

Pierre Soulages (1919–2022)



In November 2022, Masterworks exited a different Pierre Soulages painting realizing a 13.9% net annualized return to investors in the initial offering. Masterworks agreed to privately acquire this latest offering, minimizing intermediary fees.

INVESTMENT THESIS

Initial Offering Price
$1,026,000

Offering Circular
sec.gov

Similar Sales | Record Price | Repeat Sales



$1.5m
$1.0m
$0.5m
$0.0m
07
10
13
16
19
22

Price Appreciation of Similar Works
14.5%

Sharpe Ratio (1987-2022) watch video

Pierre Soulages	▲0.58
All Art	0.28
S&P 500	0.59

22% Progress

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Pierre Soulages

(1919–2022)

Why we like this offering

1. Pierre Soulages, who passed away in October 2022, was considered to be one of the most successful artists of the twentieth century.
2. In 2019, Soulages became only the third artist to be honored with a solo show at the Louvre in Paris during their lifetime, alongside Pablo Picasso and Marc Chagall.
3. The Artwork is a horizontal monochromatic black painting with thick, glossy black stripes of paint that reach approximately halfway across the canvas from either side. The left-side of the Artwork's canvas features nine tightly condensed horizontal lines while the right-side features five, evenly distributed stripes. The Artwork is signed and dated on the reverse.
4. In November 2022, Masterworks exited another Pierre Soulages painting realizing a 13.9% annualized return to investors in the initial offering, net of all fees.
5. The Outrenoir series explores how light interacts with thick applications of textured black paint that completely coat the canvas.
6. Since the 1980s, Soulage has blended and varied his techniques, integrating compelling elements from each period and maintaining his predominantly black palette.
7. The current top auction record for an Outrenoir painting is held by Peinture 222 × 222 cm, 15 mai 1987 (1987), which sold for $3,417,472 in October 2019, against a presale estimate of $1,479,825 - $2,219,738.
8. As of June 14, 2023, other examples similar in scale to the Painting have achieved prices at auction in excess of $1.2 million. "Peinture 102 × 165 cm, 16 Novembre 1994" (1994) sold for $1,789,679 in June 2022 and "Peinture 130 × 92 cm, 9 janvier 1989" (1989) sold for $1,241,870 in December 2022.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.

Artist Metrics

2022 Total Auction Sales	2022 Auction Lots Sold	All Time Record Price
$25,059,858	29	$17,300,000

Average Prices



2.7M
2M
1.3M
663.4K
11 12 13 14 15 16 17 18 19 20 21 22

Turnover by Year



50.4M
37.8M
25.2M
12.6M
11 12 13 14 15 16 17 18 19 20 21 22

Lots Auctioned



Sold
Unsold
31
23.25
15.5
7.75
11 12 13 14 15 16 17 18 19 20 21 22

Initial Offering Price	**$1,026,000**
Offering Circular	sec.gov/edgar

Painting







About Pierre Soulages

Pierre Soulages (b. 1919) is considered to be one of the most important and accomplished French painters working today. Over the course of his decades-long career, Soulages' commitment to abstraction and interest in the unique properties of black paint and its relationship with light has not wavered. While his late 1950s and early 1960s works feature hints of color, in subsequent years, black began to dominate his practice. Soulages' "Outrenoir," or 'beyond black,' series of monochrome paintings represent the culmination of his practice.

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PIERRE SOULAGES

b. 1919 – d. 2022, FRANCE



Acrylic on canvas | 25 × 56 in. (65 × 143 cm)

Pierre Soulages was one of the most important, accomplished, and prolific French painters in Contemporary Art.

$1,026,000
INITIAL OFFERING

14.5%
ANNUAL APPRECIATION OF SIMILAR WORKS[1,2]

21.0%
RECORD PRICE APPRECIATION[3]

6.6%
MEDIAN REPEAT SALE PAIR APPRECIATION[4]

The Artwork is characteristic of Soulages' late, monochromatic "Outrenoir" ("beyond black") works, which he began painting in 1979. The Outrenoir series explores how light interacts with thick applications of textured black paint that completely coat the canvas. Since the 1980s, Soulage has blended and varied his techniques, integrating compelling elements from each period and maintaining his predominantly black palette. The Artwork is a small-scale example of the Outrenoir paintings, and exemplifies Soulages' later contributions to the series, whose brushstrokes become increasingly intentional. The Artwork is a horizontal monochromatic black painting with thick, glossy black stripes of paint that reach approximately halfway across the canvas from either side. The left-side of the Artwork's canvas features nine tightly condensed horizontal lines while the right-side features five, evenly distributed stripes. The Artwork is signed and dated on the reverse. The current top auction record for an Outrenoir painting, which is larger than the Painting, is held by Peinture 222 x 222 cm, 15 mai 1987 (1987), which sold for £2,771,250 ($3,417,472) on October 4, 2019, against a presale estimate of £1,200,000 - £1,800,000 ($1,479,825 - $2,219,738). As of June 14, 2023, other examples similar in scale to the Painting have achieved prices at auction in excess of $1.2 million. "Peinture 102 × 165 cm, 16 Novembre 1994" (1994) sold for €1,668,500 ($1,789,679) at Sotheby's, Paris on June 8, 2022 and "Peinture 130 × 92 cm, 9 janvier 1989" (1989) sold for €1,182,000 ($1,241,870) at Art contemporain, Paris on December 1, 2022. The Artwork was gifted to the previous owner by the artist himself.

Paintings by Pierre Soulages are held in some of the most important permanent collections in the world, including the Guggenheim Museum in New York, the Tate Modern in London, and the Centre Pompidou in Paris, among others. In 2001, Soulages became the first living artist granted an exhibition at

AS OF JUNE 14, 2023, THE ARTIST'S TOP AUCTION RECORDS HAVE BEEN SET BY LARGE FORMAT PAINTINGS FROM THE LATE 1950S AND EARLY 1960S, LED BY: "PEINTURE, 4 AOÛT 1961" (1961), WHICH SOLD FOR $20,141,700 ON NOVEMBER 16, 2021 AT SOTHEBY'S, NEW YORK, NEARLY DOUBLE THE PREVIOUS RECORD OF $10,600,000, SET BY "PEINTURE 186 × 143 CM, 23 DÉCEMBRE 1959" (1959), ON NOVEMBER 15, 2018 AT CHRISTIE'S, NEW YORK, AND "PEINTURE 200 × 162 CM, 14 MARS 1960" (1960), WHICH SOLD FOR €9,351,500 ($10,288,248) ON NOVEMBER 27, 2019.

the Saint Petersburg's State Hermitage Museum, and in 2009, he was the subject of a retrospective at the Musée National d'Art Moderne, Centre Pompidou. In 2019, he became the third artist to ever be honored with a solo exhibition at the Louvre during their lifetime, an honor previously bestowed upon Marc Chagall and Pablo Picasso. A grand collection of Soulages' work is present at his eponymous museum in his hometown of Rodez, to which he and his wife donated around 500 of his works. Prices for top paintings by Pierre Soulages have increased significantly over the last decade. In 2012, Soulages' total annual sales at auction, exclusive of buyer's premium, exceeded $8 million, and in 2022, topped $48 million. As of June 14, 2023, the artist's top auction records have been set by large format paintings from the late 1950s and early 1960s, led by: "Peinture, 4 août 1961" (1961), which sold for $20,141,700 on November 16, 2021 at Sotheby's, New York, nearly double the previous record of $10,600,000, set by "Peinture 186 × 143 cm, 23 décembre 1959" (1959), on November 15, 2018 at Christie's, New York, and "Peinture 200 × 162 cm, 14 mars 1960" (1960), which sold for €9,351,500 ($10,288,248) on November 27, 2019.

AUCTION RESULTS FOR SIMILAR WORKS [1,2]


$1.8M
$1.3M
$0.9M
$0.4M
2006
2008
2009
2010
2011
2013
2014
2015
2016
2018
2019
2020
2021
2023

Pierre Soulages (b. 1919, Rodez, France - d. 2022, Nîmes, France) was influenced early on by the desert landscape and architectural heritage of southern France, which inspired the artist's thick application of paint and minimal compositions. His abstract compositions are characterized by their dominant black or brown brush strokes. His early work can be divided into five key periods: his "calligraphic" period from 1947 to 1950, his "black lines" or "structured" period from 1950 to 1963, his "stain" or "blot" period from 1960 to 1965, his "supple symbol" period from 1970 to 1979, and his "outre-noir" or "ultra-black" period beginning in 1979. Since the 1980s, Soulage has blended and varied his techniques, integrating compelling elements from each period and maintaining his predominantly black palette. Paintings by Pierre Soulages are held in some of the most important permanent collections in the world, including the Guggenheim Museum in New York, the Tate Modern in London, and the Centre Pompidou in Paris, among others. In 2001, Soulages became the first living artist granted an exhibition at the Saint Petersburg's State Hermitage Museum, and in 2009, he was the subject of a retrospective at the Musée National d'Art Moderne, Centre Pompidou. In 2019, he became the third artist to ever be honored with a solo exhibition at the Louvre during their lifetime, an honor previously bestowed upon Marc Chagall and Pablo Picasso. A grand collection of Soulages' work is present at his eponymous museum in his hometown of Rodez, to which he and his wife donated around 500 of his works. Soulages died on October 25, 2022 in Nîmes, France.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The chart below captures the historical data for selected auctions sales transactions, which are similar to the Artwork. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Artwork by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Pierre Soulages with the following criteria: Black-on-black 'Outrenoir' paintings on canvas from 2000 to present that measure between 20 inches by 20 inches and 65 inches by 65 inches in size and are all black in color. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Artwork, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 14.5% CAGR implied from selected sales occurring from May 30, 2007 to June 22, 2022.

3. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Paintings by Pierre Soulages have a record price compound annual growth rate ("CAGR") of 21.0% from May 10, 1984 to December 31, 2022. This calculation is based on (i) a record price of $11,000 on May 10, 1984, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $17,300,000, the most recent record price as of December 31, 2022, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

4. Median repeat sale pair appreciation reflects the median annualized price appreciation rate of all artworks by an artist that have sold at least twice at public auction (referred to as "repeat sales"). Repeat sale pair appreciation rates can be a useful measure of the progression of prices in a particular artist's market over time. The median repeat sale pair appreciation for Pierre Soulages is 13.0%, which is based on 38 repeat sales during the time period beginning on the first purchase price date for the artist's earliest repeat sales pair, which in the case of Pierre Soulages was July 3, 1987 and ending on the last date a repeat sale occurred for such artist, which in the case of Pierre Soulages was November 30, 2022. "Repeat sales" exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist's main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past repeat sale appreciation rates may not be indicative of future repeat sale appreciation rates.

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